SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to resignation and proposed appointment of supervisors, dated December 17, 2021	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 17, 2021	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RESIGNATION AND PROPOSED APPOINTMENT OF SUPERVISORS

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) announces that the supervisory committee of the Company (the “Supervisory Committee”) received letters of resignation from Mr. Sui Yixun (“Mr. Sui”), the Chairman of the Supervisory Committee and a Shareholder Representative Supervisor, and Mr. You Minqiang (“Mr. You”), a Shareholder Representative Supervisor. Mr. Sui and Mr. You will resign from their position as a Supervisor due to reason of age and change in work arrangement, respectively. The resignation of Mr. Sui and Mr. You shall take effect on the date of election of the proposed Supervisors at an extraordinary general meeting of the Company to be convened (the “Extraordinary General Meeting”). Prior to that, Mr. Sui and Mr. You will continue to carry out their duties as Supervisors. Mr. Sui and Mr. You have respectively confirmed that they have no disagreement with the Board and the Supervisory Committee, and did not have any matters in relation to their resignation that should be brought to the attention of the shareholders of the Company. The Board and the Supervisory Committee would like to express their sincere gratitude to Mr. Sui and Mr. You for their valuable contribution to the Company during their tenure of office.

Meanwhile, the Supervisory Committee has nominated Madam Han Fang (“Madam Han”) and Madam Wang Yibing (“Madam Wang”) as Shareholder Representative Supervisors of the Supervisory Committee. The Company will propose the election of Madam Han and Madam Wang as Shareholder Representative Supervisors of the seventh session of the Supervisory Committee for the approval by the shareholders of the Company at the Extraordinary General Meeting. The relevant appointments will become effective from the date of approval at the Extraordinary General Meeting until the annual general meeting of the Company for the year 2022 to be held in year 2023.

Madam Han Fang, age 48, currently serves as the Managing Director of audit department of both China Telecommunications Corporation and the Company and the Chairperson of the Supervisory Committee of China Communications Services Corporation Limited which is listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). Madam Han graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in engineering management and received a master’s degree in business administration at the BI Norwegian School of Management. Madam Han served as the Chief Financial Officer of China Telecom Global Limited and the Deputy Managing Director of audit department of both China Telecommunications Corporation and the Company. Madam Han is an international internal auditor, a qualified accountant in PRC and a senior accountant. She has extensive experience in operation management and financial management in the telecommunications industry.

A-1

Madam Wang Yibing, age 55, currently serves as the Deputy General Manager of Zhejiang Provincial Financial Development Co., Ltd. (one of the shareholders of the Company) and a Supervisor of Zhejiang Provincial Financial Holdings Co., Ltd.. Madam Wang is a senior accountant and graduated from the accounting program of Zhejiang Institute of Finance and Economics with a bachelor’s degree in economics. Madam Wang served as the Vice General Manager of Zhejiang Province Xingcai Real Estate Development Company, the General Manager of financial management department and investment management department of Zhejiang Provincial Financial Holdings Co., Ltd., a Director of China Zheshang Bank Co., Ltd. which is listed on the Stock Exchange and the Shanghai Stock Exchange, Caitong Securities Co., Ltd which is listed on the Shanghai Stock Exchange, Yongan Futures Co., Ltd., Wuchan Zhongda Group Co., Ltd. which is listed on the Shanghai Stock Exchange and Zhejiang China Commodities City Group Co., Ltd. which is listed on the Shanghai Stock Exchange. Madam Wang has extensive experience in operation management of state-owned enterprises.

Save as disclosed in this announcement, Madam Han and Madam Wang did not hold any directorship in any other listed companies in the past three years nor do they currently take up any other position in any group companies of the Company, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, neither Madam Han nor Madam Wang have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointments of Madam Han and Madam Wang that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any other matters which need to be brought to the attention of the shareholders of the Company.

The proposed appointments of the Supervisors will be submitted for approval by the shareholders of the Company at the Extraordinary General Meeting. Upon the approval at the Extraordinary General Meeting be obtained, the Company will enter into a service contract with each of Madam Han and Madam Wang, respectively. The Supervisory Committee, after obtaining the authorisation at the Extraordinary General Meeting, will determine the remuneration of Madam Han and Madam Wang with reference to their duties, responsibilities, experience as well as the current market conditions. A circular of the Extraordinary General Meeting containing, among other things, details of the proposed appointments will be despatched to the shareholders of the Company in due course.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, China, 17 December 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

A-2